

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Managers and Members of
Ampere LLC
Dover, Delaware

Opinion

We have audited the financial statements of Ampere LLC ("the Company") (a Delaware limited liability company), which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Ampere LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Ampere LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Ampere LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Ampere LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Ampere LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
March 29, 2024

Ampere LLC
Balance Sheets

	As of December 31,	
	2022	**2021**
Assets		
Current assets:		
Cash and cash equivalents	$ 1,651	$ 178,218
Accounts receivable	36,253	26,889
Inventories	371,593	194,242
Other current assets (note 3)	134,914	439,025
Total current assets	544,411	838,374
Non-current assets: (note 4)		
Intellectual property, net	239,648	180,517
Molds & tooling equipment, net	170,970	193,699
Product development, net	82,064	58,058
Website development	20,814	0
Total non-current assets	513,495	432,274
Total assets	$ 1,057,906	$ 1,270,648
Liabilities and Equity		
Current liabilities:		
Accounts payable	161,313	749
Credit card liabilites (note 5)	366,998	54,151
Gift card liability (note 6)	17,041	0
Other current liabilities (note 7)	0	38,674
Deferred revenue (note 8)	108,668	1,117,085
Term debt, net (note 9)	967,771	272,135
Total current liabilities	1,621,791	1,482,795
Non-current liabilities:		
Term debt, net (note 10)	213,898	149,900
Other non-current liabilities (note 11)	1,119,287	612,489
Total non-current liabilities	1,333,185	762,389
Total liabilities	2,954,976	2,245,184
Equity		
Retained earnings	(1,897,069)	(974,536)
Total equity	(1,897,069)	(974,536)
Total liabilities and equity	$ 1,057,906	$ 1,270,648

Ampere LLC
Statements of Income

		Years ended December 31,		
		2022		**2021**
Gross revenue	$	3,981,572	$	510,531
Discounts/refunds		(1,237,850)		(165,649)
Net revenue		2,743,722		344,882
Cost of sales		1,240,821		259,961
Gross profit		1,502,901		84,921
Advertising & marketing		929,068		615,555
Sales expense		599,609		272,127
Consultants & contractors		327,887		228,948
Research & development expenses		167,887		128,244
SaaS subscriptions		84,864		57,591
Amortization & depreciation		92,108		50,293
General admin expenses		78,025		58,413
Total expenses		2,279,447		1,411,171
Income (loss) from operations		(776,547)		(1,326,250)
Interest expense		144,722		9,564
Interest income		3,065		0
Exchange Gain/Loss		4,329		262
Net income (loss)	$	(922,533)	$	(1,336,075)

Ampere LLC
Statements of Equity

	Years ended December 31,	
	2022	**2021**
Equity		
Opening balance	(974,536)	361,539
Current year earnings	(922,533)	(1,336,075)
Total equity	(1,897,069)	(974,536)

Ampere LLC
Statements of Cash Flows

		Years ended December 31,		
		2022		**2021**
Operating activities:				
Net income (loss)	$	(922,533)	$	(1,336,075)
Adjustments to reconcile net income to net cash provided byoperating activities:				
Depreciation and amortization		92,108		50,293
Interest expense (amort. debt issuance/financing costs)		126,292		4,961
Changes in certain assets and liabilities:				
Receivables, net		(9,364)		242,081
Inventories		(177,351)		141,999
Other current assets		304,110		(349,919)
Accounts payable		160,564		749
Gift card liability		17,041		0
Other current liabilities		(38,674)		(5,808)
Deferred revenue		(1,008,418)		902,527
Net change in related party advances		506,797		534,250
Net cash provided by operating activities		(949,426)		185,059
Investing activities:				
Payment for property, plant and equipment and intangibles		(173,329)		(274,695)
Net cash used in investing activities		(173,329)		(274,695)
Financing activities:				
Proceeds from short term borrowings		2,076,384		555,769
Repayments of short term borrowings		(1,226,471)		(285,420)
Proceeds from long term borrowings		96,275		0
Repayments of long term borrowings		0		0
Net cash provided by financing activities		946,188		270,349
Net increase (decrease) in cash and cash equivalents		(176,567)		180,713
Cash and cash equivalents at beginning of year		178,218		(2,494)
Cash and cash equivalents at end of year	$	1,651	$	178,218
Supplemental cash flow disclosures:				
Taxes paid		0		0
Interest paid		144,722		9,564
Supplemental noncash investing and financing activities disclosures:				
Debt issuance/financing cost		218,950		131,479

Ampere LLC
Notes to Financial Statements
December 31, 2022 and 2021

Note 1 - Summary of Significant Accounting Policies and Nature of Business

About the Company and its Nature of Operations

Ampere LLC ("the Company"), was formed on January 23, 2019 under the laws of Delaware. The Company operates in the consumer electronics sector and sells consumer technology products to retail and wholesale customers.

The Company offers its products online through their Shopify web store, through Amazon, through product crowdfunding platforms and through wholesale channels.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that create an uncertainty about the ability of the Company to continue as a going concern. The Company is currently operating with net losses (totaling $922,533 and $1,336,075 as of December 31, 2022, and December 31, 2021, respectively). Additionally, the Company had an equity' deficit balance of $1,897,069 as of December 31, 2022.
.
These conditions and events create a substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product and its ability to generate positive operational cash flow.

Fiscal year

The Company operates on a December 31st year end.

Basis of Presentation and Preparation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Cash and Cash Equivalents

Cash and cash equivalents include cash in the Company's current and savings bank accounts. The company has $1,651 and $178,218 in cash and cash equivalents as of December 31, 2022 and December 31, 2021.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Receivables

Receivables are stated at their carrying values, net of doubtful accounts, and are primarily due from wholesale customers and online shop platforms such as Shopify and Amazon. The management determines the creditworthiness of customers by giving credit only to the customers that have been referred to the Company from its network where people in its network are working with them with other brands and know they can pay on time; for everyone else they are on a pre-payment model to start off with; if anyone is late on payments then they move back to a pre-payment model. The Company assesses collectability monthly and recognizes allowances for uncollectible amounts. There is no allowance for uncollectible accounts as of December 31, 2022 and 2021.

Inventories

Inventories are valued at lower of FIFO or market (net realizable value). It consists of finished goods. The management assesses obsolescence/reserves against inventories by conducting regular inventory audits and analyzing sales and buying trends. There are no obsolescence/reserves as of December 31, 2022 and 2021.

Property and Equipment

Property and equipment are initially recorded at cost depreciated on a straight-line basis over estimated useful life of 5 years. Gains or losses on disposition are recognized as earned or incurred. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are expensed as incurred.

Leases

The company has elected the short-term lease exception under ASC 842, with leases with terms < 12 months not capitalized.

Revenue Recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I.   Identify the contract with a customer
II.   Identify the performance obligations in the contract
III.   Determine the transaction price
IV.   Allocate the transaction price to the performance obligations in the contract

Recognize revenue when (or as) the entity satisfies a performance obligation.

Performance obligation is met when product is shipped/delivered to end user for retail sales and to distributors for wholesale. Crowdfunding revenues are considered deferred revenue (liabilities) until the campaign has ended and the products are delivered.

The revenue includes shipping revenue, as generated from all channels such as Shopify, Amazon, Crowdfunding and Wholesale, upon delivery to customers. Actual sales returns and discounts are deducted from gross revenue to arrive at net revenue.

During the calendar year 2022 and 2021, the Company recognizes gross revenue of $3,981,572 and $510,531 and sales discounts/refunds of $1,237,850 and $165,649, resulting to net revenue of $2,743,722 and $344,882, respectively.

A total of 96% of gross revenue is generated by D2C (Shopify, Amazon, and crowdfunding) and 4% by B2B (wholesale) in 2022 while 94% and 6%, respectively, in 2021.

Cost of Sales

Cost of sales includes actual product cost and the cost of transportation to the Company's distribution facilities.

Contingencies

We are not involved in any of legal proceedings and certain regulatory matters and therefore there is no provision in this regard.

Changes in accounting policies

There was no change in the accounting policy during the year ended December 31, 2022.

Intellectual property

Intellectual property assets include trademarks, and patents. These assets are amortized over their estimated useful life of 10 years. The asset's carrying amount is considered unrecoverable when it exceeds the undiscounted expected future cash flows. If the asset 's carrying amount is considered unrecoverable, the impairment loss is measured as the difference between the asset's fair value and the carrying amount. There is no allowance/impairment recognized for the year ended December 31, 2022 and 2021.

Website development costs

Costs related to the development of the company's website are capitalized if they meet the criteria for capitalization under US GAAP. Capitalized costs are amortized over the expected useful life of the website, which is 5 years.

Product development costs

Costs related to the development of products are capitalized if they meet the criteria for capitalization under US GAAP:
- The technical feasibility of completing the intangible asset so that it will be available for use or sale.
- Its intention to complete the intangible asset and use or sell it.
- Its ability to use or sell the intangible asset.
- How the intangible asset will generate probable future economic benefits.
- The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
- Its ability to reliably measure the expenditure attributable to the intangible asset during its development.

Capitalized costs are amortized over the expected useful life of 5 years.

Shipping and handling costs

Shipping and handling costs are included in the Sales Expenses when the related goods are sold. Shipping and handling costs incurred for products returned by customers are recorded as a reduction of the account. The company incurred $ 353,969 and $ 81,609 shipping expenses for the year ended December 31, 2022 and 2021.

Advertising expenses

Advertising and marketing expense is expensed when it takes place. It includes advertising on platforms such as Facebook, Google, YouTube, Tiktok, Snapchat, and Amazon. Other marketing expenses include payments to influencers, other marketing channels and creative expenses like photo or video shooting expenses. The Company incurred $ 927,501 and $ 615,555 advertising & marketing expenses for the year ended December 31, 2022 and 2021.

Note 2. Segments

The Company is engaged in the design, manufacturing and selling of consumer electronics products sold through different channels such as Shopify, Amazon, wholesale, and crowdfunding to customers around the globe. Due to the relatively small size of operations, the company's operations are conducted in only one reportable segment.

Note 3. Other Current Assets

The Company's other current assets consist of the following:

	2022	2021
Product Deposits	74,157	0
Prepaid Expenses	0	250,127
Due from Braag LLC	60,757	161,423
Due from GGTR LLC	0	27,475
Total	**134,914**	**439,025**

Braag LLC and GGTR LLC are related party transactions. The CEO owns 44% of GGTR LLC and Braag LLC is controlled by CEO.

Note 4. Non-current Assets

The company's non-current assets and the related amortization/depreciation expense, and accumulated amortization/depreciation are as follows:

	2022	2021
Intellectual Property	278,715	196,615
Accumulated Amortization	(39,067)	(16,098)
Net Intellectual Property	**239,648**	**180,517**
Amortization expense	22,969	14,457

Intellectual Property is amortized over the estimated useful life of 10 years.

	2022	2021
Molds & Tooling Equipment	266,799	240,823
Accumulated Depreciation	(95,829)	(47,123)
Net Molds & Tooling Equipment	**170,970**	**193,699**
Depreciation expense	48,706	27,208

Molding & Tools are depreciated over the estimated useful life of 5 years.

	2022	2021
Product Development	115,345	72,952
Accumulated Amortization	(33,281)	(14,894)
Net Product Development	**82,064**	**58,058**
Amortization expense	18,387	8,628

Product Development is amortized over the estimated useful life of 5 years.

	2022	2021
Website Development	22,860	0
Accumulated Amortization	(2,046)	0
Net Website Development	**20,814**	**0**
Amortization expense	2,046	0

Website Development is amortized over the estimated useful life of 10 years.

Note 5. Credit card liabilities

The Company's credit card liabilities are for credit cards used for operational expenses.

Note 6. Gift card Liability

The gift card liability represents gift cards purchased by customers that have not been redeemed. The company has $ 17,041 gift card liability as of December 31, 2022. Unless the country prohibits gift card expiry, they are set to expire a certain amount of time (5 years, 1 year, or 90 days) depending on the size of promotions.

Note 7. Other current liabilities

The Company's other current liabilities consist of:

	2022	2021
Accrued Liabilities	0	38,674
Total	**0**	**38,674**

Compensated absences have non-vesting rights and the rights expire at the end of the year in which they are earned, therefore no accrual for the years ended December 31, 2022, and 2021.

Note 8. Deferred Revenue

The deferred revenue balance represents payments received from customers for goods that had not been delivered as of the financial statement date (see note 1 "Revenue Recognition" section).

Note 9. Short Term Debt

The Company's short-term debt consists of:

Lender	Loan Date	Maturity Date	% of Future Receivables Purchased	Interest Rate	Weekly Payments	Balance as of December 31, 2022	Balance as of December 31, 2021
8fig	12/03/2021 - Dusk 01/13/2022 - Unravel	02/15/2024		n/a		432,333	390,795
Business Backer	09/21/2022	12/27/2024	8%	n/a	888	154,141	0
Kickfurther	09/26/2022	04/08/2023		n/a		182,339	0
PIRS	09/13/2022	07/07/2023	12%	n/a	4,273	229,535	
Stripe	09/20/2021	05/23/2022		n/a		0	7,858
PayPal	12/08/2022, 10/18/2022	08/30/2024, 08/23/2024		n/a	1,500	153,650	0
Total						1,151,998	398,653
Less: Debt issuance/financing costs						(184,227)	(126,518)
Net balance						**967,771**	**272,135**

Debt issuance costs/financing costs represent discounts/fees associated with financing activity which are amortized over the life of the agreement or the expected payoff period, whichever is shorter.

Note 10. Long Term Debt

The Company's long-term debt consists of:

Lender	Loan Date	Maturity Date	% of Future Receivables Purchased	Interest Rate	Weekly Payments	Balance as of December 31, 2022	Balance as of December 31, 2021
8fig	2/03/2021 - Dusk 01/13/2022 - Unravel	02/15/2024		n/a		98,947	0
SBA	07/19/2020	07/12/2050		3.75%		149,900	149,900
Total						248,847	149,900
Less: Debt issuance/financing costs						(34,949)	0
Net balance						**213,898**	**149,900**

The Company has pledged its assets as collateral against the SBA loan.

Note 11. Other non-current liabilities

The Company's other long-term liabilities consist of:

	2022	**2021**
Due to GGTR Limited	674,256	599,978
Due to GGTR LLC	432,621	0
Due to Ervet LLC	12,409	12,511
Total	**1,119,287**	**612,489**

GGTR Limited, GGTR LLC, and Ervet LLC are related party transactions. GGTR Limited is 59% owned by the CEO, GGTR LLC (see note 3), and Ervet LLC is controlled by the CEO who owns 95% of it.

The Company and its management have no intention of repaying these balances within 12 months.

Note 12. Subsequent events

Management has evaluated subsequent events through March 29, 2024. Based on this evaluation, there are no further subsequent events that would require adjustment to, or disclosure in, the financial statements.

On March 15, 2023 and April 10, 2023 Ampere LLC assigned, sold, conveyed and transferred ownership of certain trademarks and patents ("Licensed Marks" "Licensed Patents") to GGTR LLC ("GGTR") at a cost of two hundred forty-three thousand five hundred sixty dollars ($243,560). Ampere LLC will lose IP assets of $239,648, and in turn, decrease its liability to GGTR by $239,648. The Company then entered into two agreements, a trademark and patent license agreement with GGTR, which granted the Company the exclusive right and license to use the Licensed Marks and Licensed Patents in connection with the creation, design and manufacturing of the Ampere goods under the Licensed Marks Licensed Patents.

The term of the Agreements is for a three (3) year period, with automatic three (3) year renewal terms. As consideration for the Licensed Marks, the Company is obligated to pay GGTR a royalty fee equal to ten percent (10%) of Gross Revenue (5% for the trademark license agreement and 5% for the patent license agreement). Royalty Payments are due quarterly.

On April 11, 2023, the ownership of Ampere LLC was changed from Reid Covington and Chase Larson to GGTR LLC. The parent company, GGTR LLC currently has 28 full-time employees and 3 executives, who are contracted to spend 80% of their time on Ampere (finance is contracted to spend 50% of their time and customer service is contracted to spend 100% of their time). Reid Covington and Chase Larson are also the majority shareholders in GGTR LLC with 43% and 30% ownership interest. Change in ownership could impact the company's current financial position or operating results.

Ampere LLC has entered into an "Operational Support Services Agreement" with our parent company, GGTR LLC. Under this agreement, our parent company provides trained and experienced executive, administrative and operational staff services in support of our business, specifically, services including executive services, management, business development, corporate communication, program design, graphic presentation, engineering, financial reporting, human resources, information systems, insurance, internal audit, internet technology, legal, licensing and material sales, operational planning and oversight, and public relations training and management.

To provide this full range of services, our parent employs about 30 staff. Under the agreement, GGTR will manage the company. The company will incur direct and indirect costs. In general costs shall be allocated to us and our subsidiary as follows:

Costs related to:	Percentage:
Customer Services	100%
Financial Reporting and Internal Audit	50%
All other Services	80%

Certain direct costs will be borne entirely by us including, cost of goods, shipping, ads, etc.

On January 12, 2023, the Company took an additional working capital loan to finance inventory, marketing, salaries and general working capital in the amount of $69,500. $26,062 of which has already been paid back.

The company will include the impact of the change in ownership in its financial statements for the period in which the change occurred. Subsequent to the reorganization transaction discussed above, the Company, through a newly-formed entity (Ampere Technologies, Inc.), raised an aggregate $531,816 through the subscription of 146,773 units during fiscal 2023.

During 2023, the Company renegotiated the terms of some of its outstanding debt, requiring payments of approximately $5,700 per month through July 2026. As of the date of these financial statements, the Company is current on its payment obligations.

During January 2024, the Company received an additional loan of $68,000 from that is repayable in the amount of approximately $7,700 per month for 12 months.



F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Managers and Members of
Ampere Technologies Inc.
Dover, Delaware

Opinion

We have audited the financial statements of Ampere Technologies Inc. ("the Company") (a Delaware corporation), which comprise the balance sheet as of March 31, 2023 and the related statements of operations, equity, and cash flows for the period from March 15, 2023 (inception) to March 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Ampere Technologies Inc. as of March 31, 2023, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Ampere Technologies Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company has not established an ongoing source of revenue, is dependent on debt and equity financing, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding this matter is also described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Ampere Technologies Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Ampere Technologies Inc. ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
March 29, 2024

Ampere Technologies, Inc
Balance SheetMarch 31, 2023

ASSETS

Current Assets

Cash	$ -
TOTAL ASSETS	**$ -**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	$ -
TOTAL LIABILITIES	$ -
Stockholders' Equity	$ -
TOTAL STOCKHOLDERS' EQUITY	**$ -**

The accompanying notes are an itegral part of this financial statement

Ampere Technologies, Inc
Statement of OperationsFor the period from March 15, 2023 (inception) to March 31, 2023

REVENUE	$	-
Total Revenue	$	-
EXPENSES	$	-
Total Operating Expenses	$	-
INCOME FROM OPERATIONS	$	-
OTHER INCOME (EXPENSES)	$	-
NET INCOME	$	-

Ampere Technologies, Inc
Statement of OperationsFor the period from March 15, 2023 (inception) to March 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	$	-
Net Income		
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Net cash provided by operating activities:	$	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash (used in) investing activities:	$	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash provided by financing activities:	$	-
NET INCREASE IN CASH	$	-
Cash at beginning of period	$	-
Cash at end of period	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during period for interest	$	-
Cash paid during period for income taxes	$	-

Note A – Nature of Business and Organization

Delaware. The Company was formed to engaged in the design, manufacturing and selling of consumer electronics products. As of March 15, 2023 (inception), the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon crowd funding and additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

Note B – Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes
"Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 "Income Taxes". Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of August 31, 2022, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties related to uncertain income tax positions in other expense. No interest and penalties related to uncertain income tax positions were recorded for the period ended March 31, 2023. As of March 31, 2023, tax year 2023 remains open for IRS audit.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C – Commitments and Contingencies
Contingencies

to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note D – Going Concern

The accompanying financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

related party to fund operating expenses. In light of management's efforts, there are no assurances that the Company will be successful in any of its endeavors or become financially viable and continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Note E – Subsequent Events

AMPERE TECHNOLOGIES, INC. ACTION BY UNANIMOUS WRITTEN CONSENT OF THE BOARD OF DIRECTORS on March 15, 2023 that the officers are authorized and directed to issue on behalf of the Company the shares of stock as set forth (the "Shares") to the purchaser listed therein (the "Purchaser") in the amount specified opposite of the Purchaser's name:

GGTR LLC
8 The Green, Ste A
Dover, DE 19901
5,970,000 shares of Class A Voting (100% of the Company at issuance)

Ampere LLC was purchased/contributed by/to Ampere Technologies Inc from GGTR LLC on April 11, 2023

UNANIMOUS WRITTEN CONSENT OF THE SOLE DIRECTOR OF AMPERE TECHNOLOGIES, INC. on April 14, 2023 it has been proposed that the Company sell and offer up to $5,000,000 in Class B Non-Voting Common Stock (the "Securities") through an offering under Regulation CF (the "Offering") under the Securities Act of 1933, as amended (the "Securities Act"); NOW, THEREFORE BE IT RESOLVED, that the director hereby authorizes and approves the Memorandum and the Crowdfunding Offering, and the issuance of the Securities pursuant to the terms thereof.

During 2023, the Company conducted an offering under Regulation Crowdfunding (Reg CF), raising appros. $530,000 through the subscription of 146,773 units.

Management has evaluated subsequent events through March 29, 2024, the date the financial statements were avaliable to be issued. Based on this evalution, no additional material events were identified which require adjustment or disclosure in these financial statements



F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Managers and Members of
Ampere Technologies CF SPV LLC
Dover, Delaware

Opinion

We have audited the financial statements of Ampere Technologies CF SPV LLC ("the Company") (a Delaware limited liability company), which comprise the balance sheet as of March 31, 2023 and the related statements of operations and members equity, and cash flows for the period from March 21, 2023 (inception) to March 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Ampere Technologies CF SPV LLC as of March 31, 2023, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Ampere Technologies CF SPV LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company has not established an ongoing source of revenue, is dependent on debt and equity financing, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding this matter is also described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Ampere Technologies CF SPV LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Ampere Technologies CF SPV LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
March 29, 2024

Ampere Technologies CF SPV LLC
Balance SheetMarch 31, 2023

ASSETS

Current Assets:

Cash and cash equivalents	$ -
Total Current Assets	$ -

TOTAL ASSETS	**$ -**

LIABILITIES AND MEMBER'S' EQUITY

Current Liabilities	$ -
Due to a related party	$ -
Total Current Liabilities	
Member's Equity (Deficit)	$ -
Total Member's Equity (Defict)	$ -
TOTAL LIABILITIES AND MEMBER'S' EQUITY (DEFICIT)	**$ -**

Ampere Technologies CF SPV LLC

Statement of Operations For the period from March 21, 2023 (inception) to March 31, 2023

REVENUE	$	-
Total Revenue	$	-
EXPENSES	$	-
Total Operating Expenses	$	-
INCOME FROM OPERATIONS	$	-
OTHER INCOME (EXPENSES)	$	-
NET INCOME	$	-

Ampere Technologies CF SPV LLC
Statement of OperationsFor the period from March 21, 2023 (inception) to March 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	$	-
Net Income		
Adjustments to reconcile net income (loss)		
to net cash provided by (used in)		
operating activities:		
Net cash provided by operating activities:	$	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash (used in) investing activities:	$	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash provided by financing activities:	$	-
NET INCREASE IN CASH	$	-
Cash at beginning of period	$	-
Cash at end of period	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during period for interest	$	-
Cash paid during period for income taxes	$	-

Ampere Technologies CF SPV LLC
Notes to Financial Statements
March 31, 2023

Note A – Nature of Business and Organization

laws of Delaware. As of March 21, 2023 (inception), the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon crowd funding and additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

"Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 "Income Taxes". Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of August 31, 2022, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties related to uncertain income tax positions in other expense. No interest and penalties related to uncertain income tax positions were recorded for the period ended March 31, 2023. As of March 31, 2023, tax year 2023 remains open for IRS audit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C – Commitments and Contingencies

Contingencies

loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note D – Going Concern

The accompanying financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

related party to fund operating expenses. In light of management's efforts, there are no assurances that the Company will be successful in any of its endeavors or become financially viable and continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Note E – Subsequent Events

Managent has evalued subsequent events through March 29, 2024, the date the financial statements were avaliable to be issued. Based on this evalution, no additional material events were identified which require adjustment or disclosure in these financial statements